Recon Reports Fiscal Year 2014 First Quarter Financial Results

Revenues Increase by 27.2% and Gross Profit Increases by 116.4% Compared to 2013 First Quarter Results

BEIJING, November 14, 2013 /PRNewswire / -- Recon Technology, Ltd (Nasdaq: RCON), an oilfield services provider that operates primarily in the People's Republic of China (the "Company"), today announced increased revenues and improved operations in its fiscal year 2014 first quarter ended September 30, 2013.

Q1 Fiscal Year 2014 Highlights

•	Total revenues increased by RMB 2.4 million or 27.2% in Q1FY2014 to RMB 11.51 million ($1.9 million), due to sales of furnaces and automation SCADA systems.

•	Gross profits increased 116.4% in Q1FY2014 to RMB 5.29 million ($0.9 million). Gross margin improved to 46% as compared to 27% for Q1FY2013.

•	Income (loss) before income taxes showed strong improvement from a loss of RMB 2.31 million to income of RMB 414 thousand ($67 thousand).

•	Comprehensive net income (loss) attributable to Recon in Q1FY 2014 was approximately RMB 46 thousand ($8 thousand), an improvement of 102% compared to net loss attributable to Recon of RMB 2.34 million ($382 thousand) for Q1FY 2013.

•	Diluted earnings per share attributable to Recon for Q1FY 2014 was RMB 0.01 ($0.002), compared to diluted losses per share attributable to Recon of RMB 0.59 in Q1FY 2013.

•	Adjust EBITDA in FY 2013 was RMB 1.48 million ($0.2 million), showing an improvement of 186.3% over Q1FY 2013.

Mr. Yin Shenping, CEO of Recon, noted, "As most of our major projects are still underway, our first quarter is usually a slower season. By contrast, this year business continued to flourish in the first quarter, especially our automation business and furnace business. Our focus on researching and developing our own products and growing our brand name have paid off. We expect this focus on self developed systems and other specialized oilfield products will continue to benefit our company in the future.”.

Mr. Yin continued, "As our traditional business improved, our new business, fracturing and shale gas automation systems sales also expanded. As our product lines continue to improve and become more integrated, our ability to provide a robust package of solutions to our customers will strengthen. We believe this focus on providing integrated services will provide us a competitive advantage and maximize our profit capability”.

Q1 Fiscal Year 2014 Results

Total revenues increased by 27.2%, or approximately ¥2.4 million ($0.4 million), from ¥9.1 million for the three months ended September 30, 2012 to ¥11.5 million ($1.9 million) for the same period of 2013. This increased was mainly driven by automation business and sales of furnaces.

Gross profit increased to approximately ¥5.3 million ($0.9 million) for the three months ended September 30, 2013 from approximately ¥2.4 million for the same period in 2012. Our gross profit as a percentage of revenue increased to 46.0% for the three months ended September 30, 2013 from 27.0% for the same period in 2012.

Selling and distribution expenses increased by 6.7%, from approximately ¥1.3 million for the three months ended September 30, 2012 to approximately ¥1.4 million ($0.2 million) for the same period of 2013. This increase was primarily from increased service charges.

General and administrative expenses increased by 38.3%, or ¥0.8 million ($0.1 million), from approximately ¥2 million in the three months ended September 30, 2012 to approximately ¥2.7 million ($0.5 million) in the same period of 2013. General and administrative expenses were 21.9% of total revenues in 2012 and 23.8% of total revenues in 2013.

Research and development expenses decreased by 54.8%, from approximately ¥1.5 million for the three months ended September 30, 2012 to approximately ¥0.7 million ($0.1 million) for the same period of 2013. This decrease was primarily we devoted fewer resources to R&D for our furnaces and fracturing services in the 2013 period.

Income from operations was approximately ¥0.5 million ($0.1 million) for the three months ended September 30, 2013, compared to a loss from operations of ¥2.3 million for the same period of 2012. This increase in income from operations can be attributed primarily to the increased revenue, improved gross margins, decreased research and development expenses and decreased percentage of revenue for selling and distribution expenses.

Net income attributable to ordinary shareholders was ¥46,444 ($7,569) for the three months ended September 30, 2013, an increase of approximately ¥2.4 million ($0.4 million) from net loss attributable to ordinary shareholders of ¥2.3 million for the same period of 2012.

Adjusted EBITDA improved by approximately ¥3.2 million ($0.5 million) to approximately ¥1.5 million ($0.2 million) for the three months ended September 30, 2013 compared to approximately ¥1.7 million loss for the same period in 2012. This was due to improved operation. Compared to net income attributable to ordinary shareholders, we believe EBITDA more accurately reflects our operations.

As of September 30, 2013, we had cash and cash equivalents in the amount of approximately ¥6.7 million ($1.1 million). Except for approximately ¥0.8 million ($0.1 million) of short-term borrowings, ¥0.9 million ($0.1 million) in lease commitments and ¥17.56 million ($2.9 million) in commercial loans from local banks, we did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Net cash used in operating activities totaled approximately ¥8.0 million ($1.3 million) for the three months ended September 30, 2013. This was a decrease of approximately RMB8.2 million ($1.3 million) compared to net cash provided by operating activities of approximately RMB236 thousand for the quarter ended September 30, 2012. This increase was mainly because we purchased goods in preparation for coming projects.

Net cash used in investing activities was ¥6,720 ($1,095) for the three months ended September 30, 2013, a decrease of ¥374,686 ($61,060) from ¥381,406 for the same period of 2012. The decrease was due to a decrease in purchase of property and equipment.

Net cash provided by financing activities amounted to approximately ¥2.3 million ($0.4 million) for the three months ended September 30, 2013, compared to cash flows used in financing activities of approximately ¥1.1 million for the three months ended September 30, 2012. During the three-month period ended September 30, 2013, we repaid approximately ¥5.2 million ($0.9 million) of short term borrowings to related parties and received ¥7.56 million ($1.2 million) of loan proceeds from a commercial bank, which was guaranteed by one of our shareholders.

About Recon Technology, Ltd.

Recon Technology, Ltd. is a non-state-owned oil field service company in China. The company has been providing software, equipment and services designed to increase the efficiency and automation in oil and gas exploration, extraction, production and refinery for Chinese oil and gas fields for more than 10 years. More information may be found at http://www.recon.cn or via e-mail at info@recon.cn or liu.jia@recon.cn.

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Investor Contact:

Recon Technology, Ltd.
Tel: +86-10-8494-5799